Filed pursuant to General Instruction II.L. of
Form F-10 File No. 333-208442

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT, DATED FEBRUARY 21, 2017

SUBJECT TO COMPLETION

Prospectus Supplement

(To Prospectus Dated December 17, 2015)

US$

Manulife Financial Corporation

US$                 % Subordinated Notes Due 2032

Manulife Financial Corporation (“MFC” or the “Company”) is offering US$        aggregate principal amount of its     % subordinated notes due 2032 (the “notes”). Interest on the notes will be payable semi-annually in arrears on                  and                 of each year, beginning                 , 2017, in respect of the period from, and including, the issue date of the notes to, but excluding,                 , 2027 (the “Reset Date”) at the rate of     % per year, and thereafter from, and including, the Reset Date, to, but excluding, the maturity date of the notes at a rate per year equal to the 5-Year Mid-Swap Rate (as defined in “Description of the Notes”) plus     %. The notes will mature on                 , 2032.

MFC may, at its option, redeem the notes, in whole, but not in part, with the prior approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on the Reset Date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. MFC may also redeem the notes, in each case, in whole, but not in part, with the prior approval of the Superintendent, at any time within 90 days following a Regulatory Event or at any time following a Tax Event (each as defined in “Description of the Notes”), in each case, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The notes do not have the benefit of any sinking fund.

The notes will be direct, unsecured obligations of MFC and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities (each as defined in “Description of the Notes”) of MFC and equal in right of payment to all other Subordinated Indebtedness (as defined in “Description of the Notes”) of MFC. The notes will constitute Subordinated Indebtedness for purposes of the Insurance Companies Act (Canada) (the “Insurance Companies Act”).

Investing in the notes involves risks that are described in the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors” section beginning on pages S-iii and S-9, respectively, of this prospectus supplement and the “Risk Factors” section beginning on page 27 of the accompanying prospectus.

MFC is permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. MFC prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is subject to Canadian auditing and auditor independence standards. MFC’s financial statements may not be comparable to financial statements of U.S. companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because MFC is incorporated in Canada, most of MFC’s officers and directors and certain of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and a significant portion of MFC’s assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors.”

	Per Note		Total
Public Offering Price		%	US$
Underwriting Discount(1)		%	US$
Proceeds to MFC (before expenses)		%	US$

(1)	Plus accrued interest from , 2017, if settlement occurs after that date.

The underwriters may offer the notes at prices lower than stated above. See “Underwriting.”

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, referred to under “Underwriting.” In connection with this offering, the underwriters may engage in transactions that stabilize the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.”

The underwriters expect to deliver the notes, in book-entry form only, through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, societe anonyme, Luxembourg or Euroclear Bank N.V./S.A., on or about                 , 2017.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).

Joint Book-Running Managers

Citigroup	J.P. Morgan	Morgan Stanley

The date of this prospectus supplement is                     , 2017

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes MFC is offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference. The second part, the short form base shelf prospectus, dated December 17, 2015, gives more general information, some of which may not apply to the notes we are offering by this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the information in this prospectus supplement is inconsistent with information contained in the prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the prospectus, any free writing prospectus with respect to the offering of the notes filed by us with the U.S. Securities and Exchange Commission (the “SEC”) or information to which we have specifically referred you in any such documents. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings specified in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and all financial information included and incorporated by reference in this prospectus supplement and the prospectus has been prepared in accordance with IFRS. All references herein to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction.

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires:

•	all references to the “Company” and “MFC” refer to Manulife Financial Corporation, not including its subsidiaries;

•	all references to “MLI” refer to The Manufacturers Life Insurance Company, not including its subsidiaries;

•	MFC and its subsidiaries, including MLI, are collectively referred to as “Manulife”; and

•	references to “us,” “we” and “our” refer to Manulife.

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Offering Restrictions” in this prospectus supplement.

S-ii

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement may be forward-looking statements. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement include, but are not limited to, statements with respect to MFC’s possible or assumed future results set out under “Corporate Strategy,” “General Development of the Business” and “Business Operations” in our most recent annual information form (which is contained in MFC’s annual report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”)) and in the management’s discussion and analysis in the Form 40-F.

These forward-looking statements also relate to, among other things, MFC’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “suspect,” “outlook,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “forecast,” “objective,” “seek,” “aim,” “continue,” “goal,” “restore,” “embark” and “endeavor” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although MFC believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2017 management objectives for core return on shareholders’ equity expansion over the medium term and elsewhere in the management’s discussion and analysis in the Form 40-F, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•	general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards applicable in any of the territories in which we operate;

•	changes in regulatory capital requirements applicable in any of the territories in which we operate;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of provisions against future tax assets;

•	the accuracy of estimates relating to morbidity, mortality and policyholder behaviour;

•	the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate assets to back our long-dated liabilities;

•	level of competition and consolidation;

S-iii

•	our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd. and distribution agreement with Standard Chartered;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of the Canadian-based operations of Standard Life plc (“Standard Life”), New York Life’s retirement plan services business, and Standard Chartered’s Mandatory Provident Fund (“MPF”) and Occupational Retirement Schemes Ordinance (“ORSO”) businesses;

•	the realization of losses arising from the sale of investments classified as available-for-sale;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our non-North American operations;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the failure to realize some or all of the expected benefits of acquired businesses, including the acquisitions of Standard Life, New York Life’s retirement plan services business, and Standard Chartered’s MPF and ORSO businesses;

•	the disruption of or changes to key elements of Manulife’s systems or public infrastructure systems;

•	environmental concerns;

•	our ability to protect our intellectual property and exposure to claims of infringement; and

•	the inability of MFC and MLI to obtain cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus supplement and the prospectus under “Risk Factors” as well as under “Risk Management,” “Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in the Form 40-F, in the “Risk Management” note to the consolidated financial statements in the Form 40-F, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators.

The forward-looking statements in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement are, unless otherwise indicated, stated as of the date thereof, hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. MFC does not undertake to update any forward-looking statement except as required by law.

S-iv

PRESENTATION OF OUR FINANCIAL INFORMATION

Manulife’s consolidated financial statements have been prepared in accordance with IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

EXCHANGE RATE INFORMATION

Manulife publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On February 17, 2017, the Bank of Canada noon rate was US$0.7624 equals $1.00.

	January 1, 2017 – February 17, 2017	Year Ended December 31,
		2016	2015	2014
Period End	0.7624	0.7448	0.7225	0.8620
High	0.7690	0.7972	0.8527	0.9422
Low	0.7442	0.6854	0.7148	0.8589
Average	0.7603	0.7548	0.7820	0.9054

S-v

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the notes. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, which contain our consolidated financial statements and the related notes, before making an investment decision.

Our Company

We are a leading international financial services group that helps people achieve their dreams and aspirations by putting customers’ needs first and providing the right advice and solutions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. Manulife also provides investment management services with respect to our general fund assets, segregated fund assets, mutual funds, and to institutional customers. We also offer specialized property and aviation retrocession products.

As at December 31, 2016, Manulife had more than 34,000 employees and operated in more than 20 countries and territories. Our business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. Asset management services are provided by our Investment Division, through Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The Investment Division’s external asset management business is included under the Corporate and Other reporting segment. Our property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property retrocession market.

MFC is a life insurance company incorporated under the Insurance Companies Act. MFC was incorporated on April 26, 1999 for the purpose of becoming the publicly traded holding company of MLI following its demutualization. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the Insurance Companies Act, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its Board of Directors was elected by its participating policyholders in accordance with the Insurance Companies Act. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the Insurance Companies Act and converted to a life insurance company with common shares and became a wholly owned subsidiary of MFC.

Asia Division

We are a leading provider of financial protection and wealth and asset management products in most of Asia’s largest and fastest growing economies, with operations in Japan, Hong Kong, Macau, mainland China, Taiwan, Indonesia, Singapore, the Philippines, Vietnam, Malaysia, Thailand and Cambodia. For the year ended December 31, 2016, the Asia Division generated revenues of $19.3 billion.

We offer a broad portfolio of products and services, including life and health insurance, annuities, mutual funds and retirement solutions that cater to the wealth and protection needs of individuals and corporate customers through a multi-channel distribution network, supported by approximately 11,000 employees. Our distribution network includes more than 69,000 contracted agents, 100 bank partnerships and 1,000 independent agents, financial advisors and brokers selling our products. The bank partnerships include a regional partnership with DBS Bank Ltd., effective January 1, 2016, which together with five other exclusive partnerships give us access to more than 18 million bank customers.

Canadian Division

Serving one in three adult Canadians, we are a leading financial services organization in Canada. We offer a diverse range of protection, estate planning, investment and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace, supported by a team of more than 10,000 employees. For the year ended December 31, 2016, the Canadian Division generated revenues of $12.7 billion.

In our Insurance business, we offer broad-based insurance solutions to middle- and upper-income individuals, families and business owners through a combination of competitive products, professional advice and quality customer service. Products include universal life, term life, whole life and living benefits products. We also provide group life, health and disability insurance solutions to Canadian employers; more than 21,000 Canadian businesses and organizations entrust their employee benefit programs to Manulife’s Group Benefits. Life, health and specialty products, such as travel insurance, are also offered through alternative distribution channels, including sponsor groups and associations, as well as direct-to-customer marketing.

Our Wealth businesses offer a range of investment products and services that span the investor spectrum, from those just starting to build their financial portfolio to individuals and families with complex retirement and estate planning needs. We provide personalized investment management, private banking and estate solutions to affluent clients. Manulife Bank offers flexible debt and cash flow management solutions as part of a customer’s financial plan. We also provide Group Retirement solutions to Canadian employers, through defined contribution plans, deferred profit sharing plans, non-registered savings plans and employee share ownership plans.

Manulife Bank of Canada offers investment loans and mortgages, including our innovative Manulife One product, guaranteed investment certificates and high interest savings accounts to provide Canadians with flexible debt and cash flow management solutions as part of their financial plan.

U.S. Division

Operating under the John Hancock brand in the U.S., our product suite includes wealth management and insurance products and is distributed primarily through affiliated and non-affiliated licensed financial advisors. The U.S. Division has a team of approximately 6,700 employees and our affiliated broker/dealer, Signator Investors, Inc., is comprised of a national network of independent firms with close to 2,200 registered representatives. For the year ended December 31, 2016, the U.S. Division generated revenues of $20.6 billion.

John Hancock Wealth Management offers a broad range of products and services focused on individuals and business markets, as well as institutional oriented products. John Hancock Investments offers a variety of mutual funds, Undertakings for Collective Investment in Transferrable Securities (UCITS), exchange traded funds, and 529 college savings plans. John Hancock Retirement Plan Services provides employer sponsored retirement plans for companies ranging from start-ups to some of the largest corporations in the United States as well as servicing personal retirement accounts for former client employees. We also manage an in-force block of fixed deferred, variable deferred and payout annuity products.

John Hancock Insurance offers a broad portfolio of insurance products, including universal, variable, whole, and term life insurance designed to provide estate, business, income protection and retirement solutions for high net worth and emerging affluent markets. We also manage an in-force block of long-term care insurance which is designed to cover the cost of long-term services and support, including personal and custodial care in a variety of settings such as the home, a community organization, or other facility in the event of an illness, accident, or through the normal effects of aging.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Manulife Financial Corporation

Securities Offered	US$ aggregate principal amount of % subordinated notes due 2032.

Interest	% per year from, and including, the issue date of the notes, to, but excluding, , 2027 (the “Reset Date”). From, and including, the Reset Date, to, but excluding, the maturity date of the notes, at a rate per year equal to the 5-Year Mid-Swap Rate (as defined in “Description of the Notes—Certain Definitions”) plus %.

Interest Payment Dates	and of each year. , 2017 will be the first interest payment date on which interest is paid.

Maturity Date	The notes will mature on , 2032.

Ranking and Subordination	The notes will be direct, unsecured obligations of MFC and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities (each as defined in “Description of the Notes—Certain Definitions”) of MFC and equal in right of payment to all other Subordinated Indebtedness (as defined in “Description of the Notes—Certain Definitions”) of MFC. The notes will constitute Subordinated Indebtedness for purposes of the Insurance Companies Act. In the event of the insolvency or winding-up of MFC, the notes will be subordinated and postponed in right of payment to all Senior Indebtedness and Policy Liabilities of MFC. Upon the occurrence of a default with respect to any Senior Indebtedness that permits the holders to accelerate the maturity of such Senior Indebtedness, no payment will be made by MFC with respect to the principal of, premium, if any, or interest on the notes, unless and until such default has been cured, waived or ceased to exist. In addition, upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, all principal, premium, if any, and interest on such matured Senior Indebtedness must first be paid in full prior to any payment in respect of the notes. See “Description of the Notes—Ranking and Subordination.”

As of December 31, 2016, MFC had $5,689 million of Senior Indebtedness and $461 million of Subordinated Indebtedness outstanding. MFC does not currently have any Policy Liabilities.

Optional Redemption

MFC may, at its option, redeem the notes, in each case, in whole, but not in part, with the prior approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on not less than 30 nor more than 60 days’ prior written notice, (i) on the Reset Date, (ii) at any time within 90 days following a Regulatory Event (as defined in “Description of the Notes—Redemption for Regulatory Event”) and (iii) at any time following a Tax Event (as defined in “Description of the Notes—Tax Redemption”), in each case, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes—Optional Redemption”, “Description of the Notes—Redemption for Regulatory Event” and “Description of the Notes—Tax Redemption.”

Events of Default	An Event of Default in respect of the notes will occur if MFC becomes bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up or liquidate, is ordered wound-up or liquidated, or makes a general assignment for the benefit of its creditors, or a receiver of a substantial portion of MFC’s property is appointed.

If an Event of Default has occurred, either trustee or the holders of not less than 25% of the principal amount of the notes may declare the principal on all outstanding notes to be immediately due and payable. However, the holders of a majority in principal amount of the notes by written notice to the trustees may, under certain circumstances, instruct the trustees to waive any Event of Default and/or to cancel any such declaration. There is no right of acceleration in the case of a breach in the performance of any covenant of MFC in the indenture, including a failure to pay amounts due on the notes, although a legal action could be brought by the trustees to enforce such covenant.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Except as described under “Description of the Notes” in this prospectus supplement, notes in definitive form will not be issued. The notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Additional Issues	MFC may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered hereby in all respects except for the issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest following the issue date of the new notes. These additional notes may be consolidated and form a single series with the previously issued notes and have the same terms as to status, redemption or otherwise as the previously issued notes. The notes offered hereby and any additional notes would rank equally and ratably.

Additional Amounts	MFC will make payments under or with respect to the notes without withholding or deduction for or on account of Canadian taxes unless such withholding or deduction is required by law or the interpretation or administration thereof, in which case, subject to certain exemptions, MFC will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will equal the amount that such holders would have received in the absence of such withholding or deduction. See “Description of the Notes—Payment of Additional Amounts.”

Trustees	The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee.

Use of Proceeds	MFC intends to use the net proceeds of the offering of notes for general corporate purposes, including future refinancing requirements.

Governing Law	The notes and the indenture governing the notes will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

No Existing Market	The notes are a new issue of securities, and there is no existing trading market for the notes. MFC does not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system.

Registrar and Paying Agent	The Bank of New York Mellon.

Risk Factors	Investing in the notes involves risk. For a discussion of certain risks that should be considered in connection with any investment in the notes, see “Risk Factors” beginning on page S-9 of this prospectus supplement.

Summary Consolidated Financial Information

The following table sets forth certain summary historical consolidated financial information of Manulife. We derived the consolidated financial information for each of the years ended December 31, 2016 and 2015 and as of December 31, 2016 and 2015 from our audited consolidated financial statements and notes to the financial statements included in the Form 40-F, which is incorporated by reference herein. This summary consolidated financial information should be read in conjunction with and is qualified by reference to these financial statements and the related notes. We derived the consolidated financial information for the year ended and as of December 31, 2014 from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The following consolidated statements of operations and consolidated statements of financial position data have been prepared in accordance with IFRS.

You should read the following information in conjunction with our financial statements and the notes thereto and the other financial and statistical information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	For Year Ended December 31,
	2016	2015	2014
	($ in millions)
Consolidated Statement of Income Data:
Revenue
Net premiums excluding Closed Block reinsurance transaction(1)	$27,632	$23,925	$17,813
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction(1)	—	(7,996)	—
Net investment income (loss)(2)	14,524	8,403	27,836
Other revenue	11,181	10,098	8,739
Total revenue	53,337	34,430	54,388
Net benefits and claims	34,134	17,341	38,365
Total contract benefits and expenses	50,008	31,812	50,124
Income before income taxes	3,329	2,618	4,264
Income tax expense	(196)	(328)	(671)
Net income	3,133	2,290	3,593
Net income (loss) attributed to non-controlling interests and participating policyholders	204	99	92
Net income attributed to shareholders	2,929	2,191	3,501
Preferred share dividends	(133)	(116)	(126)
Common shareholders’ net income	$2,796	$2,075	$3,375

	As of December 31,
	2016	2015	2014
	($ in millions)
Consolidated Statement of Financial Position Data:
Assets
Total invested assets	$321,869	$307,506	$269,310
Total other assets	83,635	82,116	53,564
Segregated funds net assets	315,177	313,249	256,532
Total assets	720,681	702,871	579,406
Liabilities
Insurance contract liabilities	297,505	285,288	229,513
Investment contract liabilities	3,275	3,497	2,644
Other liabilities	49,025	49,351	45,260
Long-term debt	5,696	1,853	3,885
Liabilities for preferred shares and capital instruments	7,180	7,695	5,426
Liabilities for subscription receipts(3)	—	—	2,220
Segregated funds net liabilities	315,177	313,249	256,532
Total liabilities	677,858	660,933	545,480
Equity
Shareholders’ accumulated other comprehensive income (“AOCI”)	5,347	6,992	2,166
Shareholders’ equity excluding AOCI	36,485	34,167	31,140
Total shareholders’ equity	41,832	41,159	33,306
Non-controlling interests and participating policyholders’ equity	991	779	620
Total equity	42,823	41,938	33,926
Total liabilities and equity	$720,681	$702,871	$579,406

(1)	Effective July 1, 2015, U.S. Division’s RPS business included the assumption by New York Life of John Hancock’s in-force participating life insurance closed block (the “Closed Block”) through net 60% reinsurance agreements. The Closed Block transaction with New York Life resulted in a net ceded premium of approximately $8.0 billion, reported as a reduction in premiums net of commissions received and additional consideration received relating to New York Life’s retirement plan services business.
(2)	Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.
(3)	On September 15, 2014, as part of the financing of the transaction related to the purchase of Standard Life, MFC issued 105,647,334 subscription receipts through a combination of a public offering and a private placement with the Caisse de dépôt et placement du Québec. The net cash proceeds from the sale of the subscription receipts were held by an escrow agent, in a restricted account, until closing of the transaction on January 30, 2015. Each subscription receipt entitled the holder to automatically receive, without payment of additional consideration or further action, one common share of MFC together with an amount equal to the per share dividends MFC declared on its common shares for record dates which occurred in the period from September 15, 2014 up to January 29, 2015, net of any applicable withholding taxes. On January 30, 2015, Manulife completed its purchase of Standard Life for cash consideration of $4 billion. On the same day, MFC’s outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion.

RISK FACTORS

An investment in the notes is subject to various risks, including those risks inherent in investing in a diversified financial institution. Before deciding whether to invest in the notes, you should carefully consider the risks relating to Manulife and the other information in this prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus, including the risks and uncertainties discussed under “Risk Management,” “Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in the Form 40-F. The risks and uncertainties described below, in the prospectus and in the documents incorporated by reference are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the notes could decline and you could lose all or part of your investment.

Because the indenture contains no limit on the amount of additional debt that we may incur, our ability to make timely payments on the notes you hold may be affected by the amount and terms of our future debt.

Our ability to make timely payments on our outstanding debt may depend on the amount and terms of our other obligations, including any notes. The indenture does not contain any limitation on the amount of indebtedness or other liabilities that we or any of our subsidiaries may incur in the future, including additional senior debt securities and subordinated debt securities. As we issue additional notes under the indenture or incur other indebtedness, unless our earnings grow in proportion to our debt and other fixed charges, our ability to service the notes on a timely basis may become impaired. We expect that we will from time to time incur additional debt and other liabilities. In addition, MFC is not restricted from paying dividends on or repurchasing its securities under the indenture.

The value of the notes will be affected by the general creditworthiness of MFC.

The value of the notes will be affected by the general creditworthiness of MFC. Real or anticipated changes in credit ratings on the notes may affect the market value of the notes. No assurance can be given that any credit rating assigned to the notes will not be lowered or withdrawn entirely by the relevant rating agency. In addition, real or anticipated changes in credit ratings could adversely impact the marketability of the insurance and wealth management products offered by MFC and could affect the cost at which MFC obtains funding, thereby affecting MFC’s liquidity, business, financial condition or results of operations. Credit rating agencies remain concerned with: our capital and net earnings volatility associated with fair-value accounting; net exposures to equity markets and lower interest rates; and challenges associated with managing in-force long term care, universal life with secondary guarantees and variable annuity products in the United States. Some credit rating agencies also view our financial leverage and earnings coverage metrics as not meeting expectations. There can be no guarantee that downgrades will not occur.

Our holding company structure may adversely affect the ability of the holders of notes to receive payments on the notes.

MFC is a holding company that relies on dividends and interest payments from its insurance and other subsidiaries as the principal source of cash flow to meet its obligations with respect to its indebtedness (including the notes). As a result, MFC’s cash flows and ability to service its obligations, including the notes, are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to it. Substantially all of MFC’s business is currently conducted through its subsidiaries. In addition, the Superintendent is considering capital requirements for MLI on a standalone basis that could further restrict dividends and other distributions to MFC.

MLI is MFC’s principal operating subsidiary. The payment of dividends to MFC by MLI is subject to restrictions set out in the Insurance Companies Act. The Insurance Companies Act prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the Insurance Companies Act respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. and Asian insurance businesses.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances. In addition, the ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. These subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. Such limits could have a material adverse effect on MFC’s liquidity, including its ability to service its debt, including the notes.

Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on MFC’s liquidity and on internal capital mobility, including on MFC’s ability to service its debt, including the notes. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

MFC seeks to maintain capital in its insurance subsidiaries in excess of the minimum required in all jurisdictions in which MFC does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends and have a material adverse effect on MFC’s liquidity.

The notes are not guaranteed by any of our subsidiaries and the notes will be structurally subordinated to all existing and future liabilities of our subsidiaries.

The notes are obligations exclusively of MFC and are not guaranteed by any of our subsidiaries, and our subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be structurally subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. As a result, a holder of notes will not have any claim as a creditor against our subsidiaries. Accordingly, the notes are structurally subordinated to all liabilities of MFC’s subsidiaries, including liabilities to policyholders and contract holders. Therefore, holders of notes should rely only on MFC’s assets for payments on the notes. As of December 31, 2016, MFC’s subsidiaries had $6,726 million of long-term debt and capital instruments.

MFC’s obligations under the notes are subordinated.

The notes will be direct, unsecured obligations of MFC and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities of MFC and equal in right of payment to all other Subordinated Indebtedness of MFC. In the event of the insolvency or winding-up of MFC, the indebtedness evidenced by the notes and other subordinated indebtedness of MFC will be subordinated and postponed in right of payment to the prior payment in full of all Senior Indebtedness and Policy Liabilities of MFC. Accordingly, in an insolvency or winding-up of MFC, the holders of the notes may recover proportionately less than policyholders or holders of Senior Indebtedness of MFC. In addition, upon the occurrence of a default with respect to any Senior Indebtedness of MFC that permits the holders to accelerate the maturity of such Senior Indebtedness, the principal of, premium, if any, or interest on the notes will not be paid unless and until such default has been cured, waived or ceased to exist. Upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, all principal, premium, if any, and interest on such matured Senior Indebtedness must first be paid in full prior to any payment in respect of the notes. As of December 31, 2016, MFC had $5,689 million of Senior Indebtedness and $461 million of Subordinated Indebtedness outstanding. MFC does not currently have any Policy Liabilities.

There is no limit on MFC’s ability to incur additional subordinated or senior debt under MFC’s indentures, including the indenture. The issue of any such securities may reduce the amount recoverable by the holders of notes upon any insolvency or winding-up of MFC. Upon the winding-up of MFC and after payment of the claims of senior creditors and of policyholders, there may not be sufficient funds to satisfy the amounts owing to the holders of the notes.

In addition to being subordinated in right of payment to all Senior Indebtedness and Policy Liabilities, upon any insolvency or winding-up of MFC, the notes are also at all times expressly subordinated in right of payment of principal of, premium, if any, and interest on any Senior Indebtedness (whether upon maturity, acceleration or upon the occurrence of a default with respect to such Senior Indebtedness which permits the holders thereof to accelerate the maturity thereof). Pursuant to the terms of the indenture, MFC is restricted from making any payment on account of principal of, premium, if any, and interest on the notes, or on other Subordinated Indebtedness issued under the indenture, until all principal of, premium, if any, and interest due on all such defaulted, matured or accelerated Senior Indebtedness of MFC is paid in full (or shall have been duly provided for) or, in the case of a default, until such default shall have been cured or waived or shall have ceased to exist. Accordingly, noteholders may not receive any payments on the notes in the event of a maturity, acceleration or default of MFC’s Senior Indebtedness.

There are limited remedies for non-payment under the notes and noteholders’ rights to institute proceedings against MFC in such event would arise only upon the occurrence of an Event of Default.

The indenture governing the notes provides that an Event of Default in respect of the notes will occur only if MFC becomes bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up or liquidate, is ordered wound-up or liquidated, or makes a general assignment for the benefit of its creditors, or a receiver of a substantial portion of MFC’s property is appointed. A failure to pay amounts due on the notes does not contractually confer a right of acceleration or a right to institute any such proceedings.

Pursuant to the Winding-Up and Restructuring Act (Canada) (the “WURA”), MFC may be deemed to be insolvent in a number of circumstances, including if it is unable to pay its debts as they become due. If MFC fails to, or is unable to, pay amounts due on the notes pursuant to its obligations under the indenture, or any other undisputed claim arising under the indenture, for 60 days after the service of a written demand on MFC in the manner in which process may legally be served on it, it would be deemed to be unable to pay its debts as they become due and to be insolvent for the purpose of the WURA, which would result in an Event of Default under the indenture.

The notes are redeemable at MFC’s option or upon the occurrence of certain events.

The notes will be redeemable at MFC’s option, in whole, but not in part, with the prior approval of the Superintendent, on not less than 30 nor more than 60 days’ prior written notice, on the Reset Date. See “Description of the Notes—Optional Redemption.” If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. MFC’s redemption right also may adversely impact a purchaser’s ability to sell notes as an optional redemption date approaches.

In addition, MFC may, at its option, redeem the notes, in each case, in whole, but not in part, with the prior approval of the Superintendent, on not less than 30 nor more than 60 days’ prior written notice, at any time within 90 days following a Regulatory Event or at any time following a Tax Event. See “Description of the Notes—Redemption for Regulatory Event” and “Description of the Notes—Tax Redemption.”

The interest rate in respect of the notes will reset.

The interest rate in respect of the notes will reset on the Reset Date. The new interest rate is unlikely to be the same as, and may be higher or lower than, the initial rate at which the interest is paid on the notes. To the extent interest rates were to increase significantly between the Original Issue Date and the Reset Date, our interest expense and borrowing costs would correspondingly increase as of the Reset Date, reducing our cash flow and decreasing funds available for our operations subsequent to that date. To the extent interest rates were to decrease between the Original Issue Date and the Reset Date, the interest you receive in respect of the notes subsequent to the Reset Date would correspondingly decrease.

The terms of the indenture and the notes provide only limited protection against significant events that could adversely impact your investment in the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	restrict our ability to issue debt securities ranking senior to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness or other obligations that would be senior to our equity interests in our subsidiaries and therefore be structurally senior to the notes with respect to the assets of our subsidiaries;

•	restrict our ability to enter into a recapitalization transaction, change of control, highly leveraged transaction or similar transaction that may adversely affect you, except to the limited extent described under “Description of the Notes—Consolidation, Merger and Sale of Assets”; or

•	restrict our ability to make investments or to repurchase, or pay dividends or make other payments in respect of, our common shares or other securities ranking equally with or junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

There is no existing public market for the notes, a market may not develop and you may have to hold your notes to maturity.

The notes are a new issue of securities and there is no existing trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system.

We have been advised by the underwriters that the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. If a trading market for the notes develops, no assurance can be given as to how liquid that trading market will be. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

If a trading market does develop, changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The price for the notes depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the insurance industry as a whole and may change their credit rating for MFC based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the notes.

Under certain circumstances, payments on the notes may be subject to U.S. information reporting and withholding tax under FATCA.

Under the Foreign Account Tax Compliance Act provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on (i) payments of certain U.S. source income (including interest and dividends) and gross proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) payments by certain foreign financial institutions (such as banks, brokers, investment funds or certain holding companies) (“FFIs”) that agree to comply with FATCA (“participating FFIs”) that are attributable to withholdable payments (“foreign passthru payments”). It is uncertain at present when payments will be treated as “attributable” to withholdable payments. FATCA withholding on foreign passthru payments generally will not apply to debt obligations that are issued on or before the date that is six months after the date on which the final U.S. Treasury regulations defining “foreign passthru payments” (“passthru payment regulations”) are filed unless such obligations are materially modified after that date.

It is possible that, in order to comply with FATCA, we (or if the notes are held through an FFI, such FFI) may be required, pursuant to an agreement with the United States (an “FFI Agreement”) or under applicable non-U.S. law enacted in connection with an intergovernmental agreement between the United States and another jurisdiction (an “IGA”) to request certain information and documentation from the holders or beneficial owners of the notes, which may be provided to the United States Internal Revenue Service (the “IRS”). In addition, if the terms of the notes are materially modified on a date more than six months after the date on which the passthru payment regulations are filed, then it is possible that we or a financial institution through which the notes are held may be required to apply the FATCA withholding tax to any payment with respect to the notes treated as a foreign passthru payment made after the later of (a) 31 December 2018 and (b) the date on which the passthru payment regulations are published if any required information or documentation is not provided or if payments are made to certain FFIs that have not agreed to comply with an FFI Agreement (and are not subject to similar requirements under applicable non-U.S. law enacted in connection with an IGA).

Each non-U.S. person considering an investment in the notes should consult its own tax advisor regarding the application of FATCA to the notes.

Changes in law, or changes in the regulatory classification of the notes due to other factors, may adversely affect the rights of holders of the notes.

The terms of the indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Changes in law may include changes in statutory, tax and regulatory regimes during the life of the notes, and no assurance can be given as to the impact of any such changes, which could materially adversely impact the value of the notes. Any legislative and regulatory uncertainty could also affect an investor’s ability to accurately value the notes and, therefore, adversely affect the trading price of the notes.

USE OF PROCEEDS

The net proceeds from the sale of the notes will amount to approximately US$        , after deducting underwriting commissions and the estimated expenses of the offering. MFC intends to use the net proceeds from the sale of the notes offered by this prospectus supplement for general corporate purposes, including future refinancing requirements.

CAPITALIZATION

The following table sets forth the share capital and consolidated indebtedness of Manulife as of December 31, 2016 and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The table below should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in the prospectus and this prospectus supplement.

	As of December 31, 2016
	(Unaudited)
	Actual	As Adjusted
	($ in millions)
Long-term senior debt	$5,696		$5,696
Notes offered hereby(1)	—
Capital Instruments	7,180		7,180
Equity
Non-controlling interests	743		743
Participating policyholders’ equity	248		248
Shareholders’ equity
Preferred shares	3,577		3,577
Common shares	22,865		22,865
Contributed surplus	284		284
Shareholders retained earnings	9,759		9,759
Shareholders’ accumulated other comprehensive income	5,347		5,347

Total equity	42,823		42,823

Total capitalization	$55,699	$

(1)	U.S. dollar amount was converted into Canadian dollar amount at the Bank of Canada noon rate on December 30, 2016 of US$0.7448 equal to $1.00.

EARNINGS COVERAGE INFORMATION

For the 12 months ended December 31, 2016, the interest requirements (the “MFC Debt Interest”) on the senior and subordinated long-term indebtedness of MFC, subordinated long-term indebtedness of MLI, the surplus notes of John Hancock Life Insurance Company (U.S.A.), the subordinated notes issued by John Hancock Financial Corporation to Manulife Finance (Delaware) LLC, plus other notes payable, net of related currency and interest rate swaps, amounted to $478 million, and would have been $505 million after giving effect to the issuance of the notes.

For the 12 months ended December 31, 2016, the MFC Aggregate Debt Interest, defined as the sum of (a) the MFC Debt Interest, net of related currency and interest rate swaps and (b) interest requirements on the Manulife Financial Capital Trust II Notes—Series 1 amounted to $553 million, and would have been $581 million after giving effect to the issuance of the notes.

For the 12 months ended December 31, 2016, the MFC Total Debt Interest, defined as the sum of (a) the interest requirements on other outstanding indebtedness and (b) MFC Aggregate Debt Interest, amounted to $709 million and would have been $736 million after giving effect to the issuance of the notes. From MFC’s perspective, the other outstanding indebtedness represents operational leverage, not financial leverage.

For the 12 months ended December 31, 2016, the consolidated earnings of MFC before the deduction of MFC Aggregate Debt Interest and income taxes amounted to $3,883 million. This amount was approximately 8.1 times the MFC Debt Interest and approximately 7.0 times the MFC Aggregate Debt Interest for the same period. After giving effect to the issuance of the notes, for the 12 months ended December 31, 2016, the consolidated earnings of MFC before the deduction of MFC Aggregate Debt Interest and income taxes would have been approximately 7.7 times the MFC Debt Interest and approximately 6.7 times the MFC Aggregate Debt Interest.

For the 12 months ended December 31, 2016, the consolidated earnings of MFC before the deduction of MFC Total Debt Interest and income taxes amounted to $4,038 million. This amount was approximately 5.7 times the MFC Total Debt Interest for the same period. After giving effect to the issuance of the notes, for the 12 months ended December 31, 2016, the consolidated earnings of MFC before the deduction of MFC Total Debt Interest and income taxes would have been approximately 5.5 times the MFC Total Debt Interest.

In calculating the earnings coverage ratios, foreign currency amounts have been converted to Canadian dollars using the average rates of exchange for each quarter. For the 12 months ended December 31, 2016, the average exchange rate was $1.3252 per US$1.00.

DESCRIPTION OF THE NOTES

The following description is a summary of certain terms of the notes and certain provisions of the indenture, as supplemented by the first supplemental indenture. This summary supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. The description of certain terms of the notes and the indenture does not purport to be complete and such description is subject to, and is qualified in its entirety by reference to, the indenture under which the notes are to be issued, filed as an exhibit to MFC’s Report on Form 6-K, filed with the SEC on February 21, 2017, which is incorporated by reference into the registration statement of which this prospectus supplement and the prospectus are a part, and the first supplemental indenture relating to the notes which will be filed as an exhibit to MFC’s Report on Form 6-K, including the definition of certain terms therein. To the extent that the following description is not consistent with that contained in the prospectus under “Description of Debt Securities” you should rely on this description. This description is only a summary of the material terms and does not purport to be complete. MFC urges you to read the indenture, as supplemented by the first supplemental indenture, in its entirety because it, and not this description, will define your rights as a beneficial holder of the notes.

Certain capitalized terms used in this “Description of the Notes” and not otherwise defined have the meanings set forth in “—Certain Definitions” below. References to the “Company” and “MFC” in this “Description of the Notes” refer only to Manulife Financial Corporation on an unconsolidated basis.

General

The notes will be issued under an indenture, dated February 21, 2017, between MFC and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee (and together with the U.S. trustee, the “trustees”), as supplemented by the first supplemental indenture, to be dated the Original Issue Date, between MFC and the trustees (together, the “indenture”).

The notes will be direct, unsecured obligations of MFC and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities of MFC and equal in right of payment to all other Subordinated Indebtedness of MFC. The notes initially will be issued in an aggregate principal amount of US$    and will mature on                 , 2032. The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

MFC may, from time to time, without notice to or the consent of holders of notes, create and issue additional notes under the indenture in addition to the aggregate principal amount of notes offered hereby having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest thereon. Additional notes issued in this manner may be consolidated with, and form a single series with, the notes being offered hereby. The notes offered hereby and any additional notes would rank equally and ratably. Any additional notes must be fungible with the applicable notes offered hereby for U.S. federal income tax purposes or be identified by a separate CUSIP number. In the event that additional notes are issued, the Company will prepare a new prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund.

The indenture does not limit the ability of MFC or its subsidiaries to issue or incur additional indebtedness or other liabilities.

Interest

Interest will accrue on the notes from                 , 2017, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on                  and                 of each year,

commencing                 , 2017, to the persons in whose names the notes are registered at the close of business on the next preceding                or                 , respectively. The notes will bear interest (i) at the rate of     % for the period from, and including, the Original Issue Date, to, but excluding, the Reset Date and (ii) at a rate per year equal to the 5-Year Mid-Swap Rate plus     % for the period from, and including, the Reset Date, to, but excluding, the maturity date. Interest payable will be computed by the Company on the basis of a 360-day year consisting of twelve 30-day months.

Any payment of principal, premium or interest required to be made on an interest payment date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the interest payment date to the date of payment on the next succeeding Business Day.

MFC will not have the right to defer the payment of interest on the notes.

Ranking and Subordination

The notes will be direct, unsecured obligations of MFC and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities of MFC and equal in right of payment to all other Subordinated Indebtedness of MFC. The notes will constitute Subordinated Indebtedness for purposes of the Insurance Companies Act.

The indenture provides that in the event of the insolvency or winding-up of the Company, the notes will be subordinated and postponed in right of payment to all Senior Indebtedness and Policy Liabilities of MFC.

Upon the occurrence of a default with respect to any Senior Indebtedness that permits the holders to accelerate the maturity of such Senior Indebtedness, no payment shall be made by the Company with respect to the principal of, premium, if any, or interest on the notes, unless and until such default has been cured, waived or ceased to exist.

Upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, all principal, premium, if any, and interest on such matured Senior Indebtedness must first be paid in full prior to any payment in respect of the notes.

By acceptance of the notes, each holder will authorize and direct the trustees to take such action as may be necessary or appropriate to effect the subordination provisions of the indenture and will appoint the trustees as such holder’s attorneys-in-fact for such purposes.

As of December 31, 2016, MFC had $5,689 million of Senior Indebtedness and $461 million of Subordinated Indebtedness outstanding. MFC does not currently have any Policy Liabilities.

MFC is a holding company and relies primarily on dividends and interest payments from its insurance and other subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations, dividends to shareholders and corporate expenses. As a result, MFC’s cash flows and ability to service its obligations, including the notes offered hereby, are dependent upon the earnings of its subsidiaries, distributions of those earnings to it and other payments or distributions of funds by its subsidiaries to it.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. The payment of dividends to MFC by MLI, MFC’s principal subsidiary, is subject to restrictions set out in the Insurance Companies Act. The Insurance Companies Act prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing (i) the insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the Insurance Companies Act respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the insurance company by the Superintendent. As all of the Company’s U.S. and Asian operating life companies are subsidiaries of MLI, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. and Asian insurance businesses. Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to MLI in certain circumstances. In addition, the payment of other upstream distributions by the Company’s insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations.

MFC’s subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be structurally subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. Consequently, the notes are structurally subordinated to all liabilities of any of MFC’s subsidiaries, including liabilities to policyholders and contract holders. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue.

As of December 31, 2016, MFC’s subsidiaries had $6,726 million of long-term debt and capital instruments.

Payment of Additional Amounts

The indenture provides that the Company will make all payments under or with respect to the notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“relevant taxes”), except to the extent required by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of such relevant taxes from any payment made under or with respect to the notes, the Company will pay such additional amounts as may be necessary so that the net amount received by each holder of the relevant notes (including such additional amounts) after such withholding or deduction will be equal to the amount such holder would have received if such relevant taxes had not been withheld or deducted. Such payments are referred to herein as “Additional Amounts.” However, the Company will pay no Additional Amounts in respect of any notes for or on account of:

•	any relevant tax imposed by reason that such holder or beneficial owner of the notes or other person entitled to payment under the notes does not deal at arm’s length within the meaning of the Tax Act with the Company or is, or does not deal at arm’s length with any person who is, a “specified shareholder” of the Company (as defined in subsection 18(5) of the Tax Act);

•	any relevant tax that would not have been imposed if the holder, or the beneficial owner, of the notes complied with the Company’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the holder, or the beneficial owner, of the notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such relevant tax;

•

any relevant tax that would not have been imposed but for the fact that the holder, or the beneficial owner, of the notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding the notes, or receiving payments under the notes;

•	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the notes;

•	any relevant tax that is levied or collected otherwise than by withholding from payments on or in respect of the notes;

•	any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended from time to time or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing;

•	any relevant tax which would not have been imposed but for the presentation of a note (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later; or

•	any combination of the foregoing.

In addition, the Company will not pay Additional Amounts to any holder of the notes who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the relevant tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the holder of the notes.

If the Company is required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes, the Company will:

•	make such withholding or deduction; and

•	remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish to the holders of the notes, within 30 days after the date the payment of any relevant taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Company.

If the Company is required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes for which the Company would then have been required to pay Additional Amounts and fails to so withhold or deduct, the Company will indemnify and hold harmless each holder of the notes for the amount of:

•	such relevant taxes levied or imposed on and paid by such holder;

•	any liability (including penalties, interest and expenses) arising from such relevant taxes; and

•	any relevant taxes imposed with respect to any payment under the preceding two bullet points.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

If, as a result of MFC’s consolidation, amalgamation, statutory arrangement or merger with or into an entity organized under the laws of a country other than Canada or the United States or a political subdivision of a country other than Canada or the United States or the conveyance, transfer or leasing by MFC of its assets substantially as an entirety to such an entity, such an entity assumes the obligations of MFC under the indenture and the notes, such entity will pay Additional Amounts on the same basis as described above, except that references to “Canada” and its political subdivisions will be treated as references to Canada, the country in which such entity is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.

Optional Redemption

The Company may, at its option, redeem the notes, in whole, but not in part, with the prior approval of the Superintendent, on the Reset Date, on not less than 30 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Redemption for Regulatory Event

If a Regulatory Event has occurred, the Company may, at its option, redeem the notes, in whole, but not in part, with the prior approval of the Superintendent, at any time within 90 days following such Regulatory Event, on not less than 30 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

A “Regulatory Event” shall be deemed to have occurred on the date specified in a letter from the Superintendent to the Company on which the notes will no longer be recognized in full as eligible Tier 2 Capital of the Company or included as risk-based Total Available Capital on a consolidated basis, such date falling on a day on or after the Original Issue Date; provided that any such non-recognition or non-inclusion is not solely by virtue of (i) the Company issuing securities with an aggregate principal amount up to or in excess of the limit of Tier 2 Capital permitted from time to time by OSFI or (ii) any discounting requirements as to the eligibility of the notes for such inclusion pursuant to the relevant requirements issued by OSFI, shall in each case be excluded.

Tax Redemption

If a Tax Event has occurred, the Company may, at its option, redeem the notes, in whole, but not in part, with the prior approval of the Superintendent, at any time, on not less than 30 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. No redemption of the notes shall be made pursuant to this provision unless (i) the Company has received an opinion of counsel that a Tax Event has occurred, (ii) the Company has delivered to the trustees an officers’ certificate stating that the Company is entitled to redeem the notes pursuant to their terms, and (iii) at the time such notice of redemption is given, such Tax Event is continuing.

A “Tax Event” shall be deemed to have occurred if (i) there occurs any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Original Issue Date, or (ii) on or after the date of the Original Issue Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed; and, as a result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced), either (a) the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such notes, any Additional Amounts, or (b) the Company is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities or any reduction in any loss, credit, reserve or other tax attribute because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the notes (including the treatment by the Company of interest on the notes) or the treatment of the notes, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority.

Consolidation, Merger and Sale of Assets

The Company will not consolidate with, amalgamate with or merge with or into any other person, or consummate a statutory arrangement with another person, or convey, transfer or lease the Company’s properties and assets substantially as an entirety to any person, and the Company will not permit any person to consolidate with, amalgamate with or merge with or into us, unless:

•	either (i) the Company will be the surviving corporation in a merger, amalgamation, consolidation, or statutory arrangement or (ii) if the Company consolidates with, amalgamates with or merges into another person, or consummates a statutory arrangement with another person, in which such other person is the surviving entity, or conveys, transfers or leases the Company’s assets substantially as an entirety to any person, the successor person entity will (a) be a corporation organized and validly existing under the laws of Canada, the United States or any member country of the European Union as of December 31, 2003, or any political subdivision of the foregoing; and (b) expressly assume (except when such assumption is deemed to have occurred by the sole operation of law) the Company’s obligations relating to the notes, and the notes will be valid and binding obligations of the successor person entity entitling the holders thereof, as against the successor person entity, to all the rights of holders of notes under the indenture;

•	immediately after giving effect to the consolidation, amalgamation, statutory arrangement, merger, conveyance or transfer, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

•	other conditions described in the indenture are met.

This restriction would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, undertaking, property, assets or liabilities of any of the Company’s wholly owned subsidiaries to the Company. In addition, this restriction would not apply to any recapitalization transaction, change of control or highly leveraged transaction unless such transaction or change of control were structured to include a merger, amalgamation, statutory arrangement or consolidation by the Company or the conveyance, transfer or lease of the Company’s assets substantially as an entirety.

Open Market Purchases

The Company will have the right at any time, subject where applicable to the prior approval of the Superintendent, and provided that it is not in default under the indenture, to purchase notes on the market or by tender or by private contract at any price. All notes that are purchased by the Company will be cancelled and will not be reissued. Notwithstanding the foregoing, subsidiaries of the Company may purchase notes in the ordinary course of their business of dealing in securities.

Modification and Waiver

Modification

Under the indenture, the Company and the trustees may supplement the indenture for certain purposes which would not materially adversely affect the interests or rights of holders of the notes without the consent of the holders of such notes. The Company and the trustees may also modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of the series affected. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding note;

•	reduce the principal amount of or the rate of interest on or any premium payable upon the redemption thereof, or the amount of principal of an original issue discount security that would be due and payable upon redemption or acceleration or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of, any outstanding note;

•	change the place of payment where, or the coin or currency in which, any outstanding note or any principal (and premium, if any) or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on any outstanding note on or after the stated maturity or Redemption Date;

•	reduce the percentage of the holders of outstanding notes of such series necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or certain defaults and consequences of such defaults or to reduce the quorum or voting requirements set forth in the indenture;

•	modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the notes affected; or

•	modify the circumstances under which the Company must pay Additional Amounts to holders of notes in a manner adverse to the holders of the notes.

Waiver

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes of that series, waive compliance by the Company with certain restrictive covenants of the indenture which relate to that series.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes of that series, generally waive any past default under the indenture relating to that series of notes and the consequences of such default. However, a default in the payment of the principal of, or premium, if any, or interest on, any note of that series or relating to a covenant or provision which under the indenture relating to the notes cannot be modified or amended without the consent of the holder of each outstanding note of that series affected, cannot be so waived.

Amendments Affecting Capital Treatment

The indenture provides that the indenture and the notes may not be amended in a manner that would affect the classification afforded the notes for capital adequacy purposes pursuant to the Insurance Companies Act or the MCCSR without the prior approval of the Superintendent.

Events of Default

The indenture provides that an Event of Default in respect of the notes will occur if the Company becomes bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up or liquidate, is ordered wound-up or liquidated, or makes a general assignment for the benefit of its creditors, or a receiver of a substantial portion of the Company’s property is appointed.

The WURA provides that the Company will be deemed insolvent if it is unable to pay its debts as they become due, which would include, for example, if the Company is unable to pay amounts due on the notes pursuant to its obligations under the indenture, or it is unable to pay an undisputed claim arising under an insurance policy, for 60 days after the service of a written demand on the Company in the manner in which process may legally be served on it. Other circumstances under which the WURA would deem the Company insolvent and which would result in an Event of Default include the calling of a meeting of creditors by the Company for the purposes of compounding with them and any general conveyance or assignment by the Company of its property for the benefit of its creditors.

Effect of an Event of Default

If an Event of Default with respect to the notes exists, either trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of all outstanding notes to be due and payable immediately, by a notice in writing to the Company, and to the trustees if given by holders. Upon that declaration the principal amount of all notes outstanding will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount of the outstanding notes of that series may, subject to conditions specified in the indenture, rescind and annul that declaration.

There is no right of acceleration in the case of a breach in the performance of any covenant of the Company in the indenture, including a failure to pay amounts due on the notes, although a legal action could be brought by the trustees to enforce such covenant.

Subject to the provisions of the indenture relating to the duties of the trustees, if an Event of Default then exists, the trustees will be under no obligation to exercise any of their rights or powers under the indenture (other than the payment of any amounts on the notes furnished to it pursuant to the indenture) at a holder’s (or any other person’s) request or direction, unless it has offered to the trustees security or indemnity reasonably satisfactory to the trustees. Subject to the provisions for the security or indemnification of the trustees, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees in connection with the notes.

Legal Proceedings and Enforcement of Right to Payment

A holder of the notes will not have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

•	such holder has previously given to the trustees written notice of a continuing Event of Default with respect to the notes;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes must have made written request, and offered the trustees security or indemnity reasonably satisfactory to the trustees to institute that proceeding as trustees; and

•	within 60 days following the receipt of that notice, the trustees must not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with that request, and must have failed to institute the proceeding.

However, a holder of a note will have an absolute and unconditional right to receive payment of principal of, premium, if any, and interest on that note on or after the maturity date expressed in the note (or, in the case of redemption, on or after the Redemption Date) and to institute a suit for the enforcement of that payment.

There will be no right of acceleration in the case of a default in the payment of principal or interest on the notes or in the case of a default in the performance of any covenant of the Company in the indenture.

Satisfaction and Discharge

The indenture provides that when, among other things, all notes of a series not previously delivered to the U.S. trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the U.S. trustee for the giving of notice of redemption by the U.S. trustee in the Company’s name and at the Company’s expense;

and the Company deposits or causes to be deposited with the U.S. trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on such notes not previously delivered to the trustees for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or Redemption Date, as the case may be, then the indenture will cease to be of further effect, and the Company will be deemed to have satisfied and discharged the indenture with respect to that series. However, the Company will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.

Defeasance and Covenant Defeasance

The indenture provides that, on or after the Reset Date, subject to the prior approval of the Superintendent, the Company may discharge all of its obligations, other than as to transfers and exchanges and certain other specified obligations, under the notes, and that the Company may also be released from its obligations described above under “—Consolidation, Merger and Sale of Assets”, and elect not to comply with such section without creating any liability under such section. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected only if:

•	the Company irrevocably deposits or causes to be deposited with the U.S. trustee money or United States government obligations or a combination thereof as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any premium and interest on, the notes,

•	the Company delivers to the trustees an opinion of counsel in the United States to the effect that:

•	the holders of the notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance, and

•	the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the notes, in the case of a defeasance, this opinion must be based on the Company having received from, or there having been published by, the United States Internal Revenue Service a ruling or a change in applicable United States federal income tax law occurring after the date of execution of the indenture; provided, however, that no such opinion need be delivered if all notes not theretofore delivered to the U.S. trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or have been called for redemption, or are to be called for redemption within one year under arrangements reasonably satisfactory to the U.S. trustee for the giving of notice of redemption by the U.S. trustee in the name, and at the expense, of the Company;

•	the Company delivers to the trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that:

•	such defeasance or covenant defeasance will not cause interest or principal paid or credited by the Company on the notes to a Non-Resident Holder to be subject to Canadian withholding tax, and

•	such defeasance or covenant defeasance will not cause any other Canadian taxes on income (including capital gains) to be payable by a Non-Resident Holder in respect of the holding, redemption or disposition of the notes, provided, however, that no such opinion need be delivered if all notes not theretofore delivered to the U.S. trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or have been called for redemption, or are to be called for redemption within one year under arrangements reasonably satisfactory to the U.S. trustee for the giving of notice of redemption by the U.S. trustee in the name, and at the expense, of the Company;

•	no Event of Default under the indenture has occurred and is continuing;

•	the Company is not insolvent within the meaning of the WURA, the Assignments and Preferences Act (Ontario) and the Fraudulent Conveyances Act (Ontario);

•	such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which the Company is a party or by which the Company is bound;

•	such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the United States Investment Company Act of 1940 unless such trust shall be registered under the United States Investment Company Act of 1940 or exempt from registration thereunder;

•	the Company delivers to the trustees an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the indenture are met.

Payment and Paying Agent

The Company will pay principal of, premium, if any, and interest on the notes at the office of the U.S. trustee in the City of New York or at the office of any paying agent that the Company may designate.

The Company will pay any interest on the notes to the registered owner of the notes at the close of business on the record date for the interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents or rescind the designation of any paying agent. The Company must maintain a paying agent in each place of payment for the notes.

Any moneys or U.S. government obligations (including the proceeds thereof and interest thereon) deposited with the U.S. trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of, premium, if any, and interest on the notes that remain unclaimed for two years after the principal, premium, if any, or interest has become due and payable will, at the Company’s request, be repaid to the Company. After repayment to the Company, you are entitled to seek payment only from the Company as an unsecured general creditor.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Concerning the Trustees

The trustees under the indenture will each have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act of 1939, as amended. The trustees are not required to expend or risk their own funds or otherwise incur financial liability in performing their duties or exercising their rights and powers if they reasonably believe that they are not reasonably assured of repayment or adequate indemnity.

Each trustee acts as depositary for funds of, makes loans to, and performs other services for, the Company and its subsidiaries in the normal course of business.

There will be a Canadian trustee for the notes for so long as the Insurance Companies Act or any other Canadian statute (including any successor statute) requires, or until the Company obtains an exemption from such requirements. If MFC obtains such exemption, or if a Canadian trustee is no longer required under such legislation, then MFC may remove the Canadian trustee with 30 days’ written notice, and MFC will not be required to appoint a successor Canadian trustee.

All computations and calculations under the indenture will be made by the Company and any such computation or calculation will be final and binding. Neither trustee will have any obligation to make or verify any calculation or computation made by the Company.

Consent to Jurisdiction and Service

The Company has designated John Hancock Life Insurance Company (U.S.A.), 601 Congress Street, Boston, Massachusetts 02210, as its authorized agent for service of process in the United States in any suit, action or proceeding with respect to the indenture or the notes.

Enforceability of Judgments

Since a significant portion of the Company’s assets and certain of the Company’s subsidiaries, as well as the assets of a number of the Company’s directors and officers, are outside the United States, any judgment obtained in the United States against the Company, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be fully collectible within the United States.

The Company has been informed by its Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final judgment in personam of any United States federal or New York state court located in the Borough of Manhattan, City and State of New York (a “New York Court”) against the Company, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the indenture and that is not impeachable as void or voidable under the internal laws of the State of New York if:

•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with “public policy”, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws;

•	the action to enforce such judgment is commenced within the applicable limitation period; and

•	the court rendering such judgment had jurisdiction over the Company, as recognized by the courts of the Province of Ontario (submission by the Company in the indenture to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose).

In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of the judgments of New York Courts on the indenture in respect of the notes based upon public policy. However, it may be difficult for holders of the notes to effect service within the United States upon the Company’s directors and officers and the experts named in this prospectus supplement and the prospectus who are not residents of the United States. The Company has designated John Hancock Life Insurance Company (U.S.A.) as the Company’s authorized agent upon whom process may be served in a legal action or proceeding against the Company arising out of or in connection with the indenture.

Based on the opinion of Torys LLP, the Company believes that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The recognition and enforceability in the Province of Ontario of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy, insolvency, reorganization, arrangement, winding-up or other similar laws generally affecting the enforceability of creditors’ rights.

Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may only award judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a court of competent jurisdiction in the Province of Ontario will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange determined in accordance with the Courts of Justice Act (Ontario), which rate of exchange may be the rate in existence on a day other than the day of payment of the judgment.

Certain Definitions

“5-Year Mid-Swap Rate” means (i) the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date or (ii) if the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the Reset Reference Bank Rate on the Reset Interest Determination Date, in either case, as determined by the Company, whose determination will be final and binding.

“5-Year Mid-Swap Rate Quotation” means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated by the Company on a basis of a 360-day year consisting of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of five years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR (calculated by the Company on the basis of the actual number of days elapsed in a 360-day year).

“Additional Amounts” has the meaning specified in “—Payment of Additional Amounts.”

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the office of each trustee, as designated in the indenture, and any place of payment of the notes, as designated in the indenture, are authorized or obligated by law or executive order to close.

“Event of Default” has the meaning specified in the indenture (as described under “—Events of Default”).

“Insurance Companies Act” means the Insurance Companies Act (Canada) and any other statute hereafter enacted in substitution thereof, as such act or substituted statute may be amended from time to time.

“MCCSR” means the Minimum Continuing Capital and Surplus Requirements (or any successor or replacement capital requirements applicable to MFC, including, but not limited to, the Life Insurance Capital Adequacy Test or any successor or replacement thereto) for Canadian federally regulated insurance companies.

“Non-Resident Holder” mean a holder of notes who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) deals at arm’s length with the Company and any person resident in Canada to whom the holder disposes of the notes, (iii) has not and will not use or hold or be deemed to use or hold the notes in, or in the course of, carrying on business in Canada, (iv) is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company or a person who does not deal at arm’s length with such specified shareholder, (v) is entitled to receive all payments (including any interest and principal) made on the notes, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere.

“Original Issue Date” means the first date on which the notes are issued.

“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Policy Liabilities” means all claims of holders of insurance policies issued by the Company, or for which the Company is responsible or liable and described in paragraph 161(1)(c) of the WURA.

“Redemption Date” means the date fixed for redemption of any notes to be redeemed by or pursuant to the indenture, as specified under “—Optional Redemption”, “—Redemption for Regulatory Event” and “—Tax Redemption.”

“Redemption Price” means the price at which any notes are to be redeemed pursuant to the indenture, as specified under “—Optional Redemption”, “—Redemption for Regulatory Event” and “—Tax Redemption.”

“Regulatory Event” has the meaning specified in “—Redemption for Regulatory Event.”

“Reset Date” means                     , 2027.

“Reset Interest Determination Date” means the day falling two Business Days prior to the Reset Date.

“Reset Reference Bank Rate” means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market (selected by the Company) to the

Company at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations calculated by the Company, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean calculated by the Company of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.

“Reset Screen Page” means Bloomberg page “USISDA05” (or any successor page or, if a successor page is unavailable, the equivalent page of Reuters or any comparable provider) as at 11:00 a.m. (New York time).

“Senior Indebtedness” means the principal of and the interest and premium, if any, on (i) indebtedness of the Company (other than the notes) whether outstanding on the Original Issue Date or thereafter created, incurred, assumed or guaranteed, for money borrowed by the Company or for money borrowed by others for the payment of which the Company is responsible or liable; (ii) indebtedness of the Company whether outstanding on the Original Issue Date or thereafter created, incurred, assumed or guaranteed by the Company in connection with the acquisition by the Company or by others of any business, property or other assets; (iii) renewals, extensions or refundings of any indebtedness referred to in (i) or (ii) above; (iv) obligations to trade creditors incurred in the ordinary course of business; and (v) any other indebtedness of the Company that does not constitute either (a) Subordinated Indebtedness or (b) a Policy Liability; unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is not prior in right of payment to the notes but is equal in right of payment with, or subordinated in right of payment to, the notes.

“Subordinated Indebtedness” has the meaning specified the Insurance Companies Act. As of the date of this prospectus supplement, this means an instrument evidencing an indebtedness of a company that by its terms provides that the indebtedness will, in the event of the insolvency or winding-up of such company, be subordinate in right of payment to all policy liabilities of the company and all other liabilities of the company except those other liabilities that, by their terms, rank equally with or are subordinate to such indebtedness.

“Superintendent” means the Superintendent of Financial Institutions (Canada).

“Tax Act” means the Income Tax Act (Canada) and any other statute hereafter enacted in substitution thereof, as such act or substituted statute may be amended from time to time.

“Tax Event” has the meaning specified in “—Tax Redemption.”

“Tier 2 Capital” means tier 2 capital as calculated under the MCCSR. As of the date of this prospectus supplement, to be eligible for tier 2 capital treatment, instruments must meet certain criteria, including the following: (i) subordinated to policyholders and other senior creditors; (ii) an initial minimum term of at least five years; (iii) redeemable by the company only after a minimum of five years and only with the prior approval of the Superintendent; and (iv) no right of holders to accelerate the repayment of future scheduled principal or interest payments, in circumstances other than in bankruptcy, insolvency, winding-up or liquidation of the company.

“Total Available Capital” means total capital available as calculated under the MCCSR. As of the date of this prospectus supplement, Total Available Capital is comprised of two tiers—tier 1 (core capital) and tier 2 (supplementary capital)—and involves certain deductions, limits and restrictions. The three primary considerations for defining the available capital of a company for measuring capital adequacy are: (i) its permanence; (ii) it being free of mandatory fixed charges against earnings; and (iii) its subordinated legal position to the rights of policyholders and other creditors of the company. Tier 1 (core capital) comprises the highest quality capital elements and are intended to be permanent. The capital elements of Tier 2 (supplementary capital) fall short of meeting either of the first two capital properties listed above, but contribute to the overall strength of the company as a going concern. Tier 2 capital instruments must not contain restrictive covenants or default clauses that would allow the holder to trigger acceleration of repayment in circumstances other than the bankruptcy, insolvency, winding-up or liquidation of the company.

“WURA” means the Winding-Up and Restructuring Act (Canada) and any other statute hereafter enacted in substitution thereof, as such act or substituted statute may be amended from time to time.

Book-Entry; Delivery and Form

All interests in the notes will be subject to the operations and procedures of DTC, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). The descriptions of the operations and procedures of DTC, Clearstream and Euroclear set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Clearstream and Euroclear and their respective book-entry systems from sources that the Company believes are reliable, but the Company takes no responsibility for the accuracy of this information.

The notes will be represented by one or more fully registered global security certificates (each a “Global Security”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Initial settlement for the notes will be made in same day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Except under limited circumstances, notes represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. Investors may elect to hold interests in the Global Securities through either DTC (in the United States) or through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank N.A. will act as depositary for Euroclear.

Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of Beneficial Owners (as defined below) as Direct Participants and Indirect Participants (each as defined below) in DTC. So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of notes represented by such Global Security for all purposes under the indenture. Except as provided below, the actual owners of notes represented by a Global Security (“Beneficial Owners”) will not be entitled to have the notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant of DTC (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of notes. Under existing industry practices, in the event that any action is requested of holders of notes or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners.

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more Global Securities will initially represent the notes and will be deposited with DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges in Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standard & Poor’s rating of AA+. The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the limited circumstances that may be provided in the indenture, as the case may be.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures,

DTC mails an omnibus proxy to MFC as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from MFC or the applicable agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustees or MFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is MFC’s responsibility or the responsibility of the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving MFC or the applicable agent reasonable notice. Under such circumstances, in the event that a successor securities depositary is not obtained, security certificates are required to be printed and delivered in exchange for the Global Securities representing the notes.

MFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, security certificates will be printed and delivered in exchange for the Global Securities representing the notes.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for its participants (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry transfers between their accounts. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depository, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Participants in the U.S. are limited to securities brokers and dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream Participants.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by DTC for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., under contract with Euroclear plc, a U.K. corporation. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by DTC for Euroclear.

Global Clearance and Settlement Procedures

Secondary market trading between the DTC Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by DTC in its capacity as U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by U.S. Holders (as defined below) that purchase the notes at their issue price (generally the first price at which a substantial amount of the notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) pursuant to this offering and hold such notes as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances (including U.S. Holders that are directly or indirectly related to the Company) or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold a note as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in a note, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity is urged to consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of a note.

EACH PERSON CONSIDERING AN INVESTMENT IN THE NOTES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

Interest on the Notes

In general, interest payable on a note (without reduction for any non-U.S. tax withheld with respect to such payment) will be taxable to a U.S. Holder as ordinary interest income when it is received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with more than de minimis original issue discount (“OID”). However, if the notes are issued with more than de minimis OID, each U.S. Holder generally will be required to include OID in income (as interest) as it accrues, regardless of its regular method of accounting for U.S. federal income tax purposes, using a constant yield method, before such U.S. Holder receives any payment attributable to such income. The remainder of this discussion assumes that the notes are not issued with more than de minimis OID.

Interest income on the notes generally will be treated as income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.”

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such sale, exchange, retirement or other disposition (other than any amount attributable to accrued interest, which, if not previously included in such U.S. Holder’s income, will be taxable as interest income to such U.S. Holder) and such U.S. Holder’s “adjusted tax basis” in such note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount such U.S. Holder paid for such note. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such note for more than one year at the time of such sale, exchange, retirement or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.

Medicare Tax

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income on a note and net gain from the sale, exchange, retirement or other disposition of a note. U.S. Holders are urged to consult their own tax advisors regarding the application of this additional tax to their investment in the notes.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to a U.S. Holder with respect to payments of interest on, or proceeds from the sale, exchange, retirement or other disposition of, a note, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include the notes if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of notes who acquires beneficial ownership of the notes pursuant to this prospectus supplement and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) deals at arm’s length with MFC and any person resident in Canada to whom the holder disposes of the notes, (iii) has not and will not use or hold or be deemed to use or hold the notes in, or in the course of, carrying on business in Canada, (iv) is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of MFC or a person who does not deal at arm’s length with such specified shareholder, (v) is entitled to receive all payments (including any interest and principal) made on the notes, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the Canada Revenue Agency, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences in their particular circumstances.

Interest or principal paid or credited by MFC on the notes to a Non-Resident Holder will not be subject to Canadian withholding tax. No other Canadian taxes on income (including capital gains) will be payable by a Non-Resident Holder in respect of the holding, redemption or disposition of the notes.

UNDERWRITING

We intend to offer the notes through the underwriters. Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	US$
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total	US$

In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events, including: a suspension in trading on certain stock exchanges generally or in the trading of any of Manulife’s securities or a disruption in securities settlement, payment or clearance services in the United States or Canada; a moratorium on commercial banking activities in the United States, Canada, New York or Ontario; or any hostilities, crisis or any change in financial markets that in the judgment of the underwriters is material and adverse and makes it impracticable or inadvisable to proceed with the offer, sale or delivery of the notes.

MFC has agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of     % of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters. The initial public offering price of the notes was determined by negotiation between MFC and the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$750,000 and are payable by MFC.

No Sales of Similar Securities

MFC has agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of in the United States any of its debt securities which mature more than one year after the closing of this offering, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of MFC. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OFFERING RESTRICTIONS

The notes are offered for sale in those jurisdictions in the United States, Asia, Europe and elsewhere where it is lawful to make such offers. No action has been taken, or will be taken, which would permit a public offering of the notes in any jurisdiction outside the United States.

Each of the underwriters has severally represented and agreed that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the notes, in or from any jurisdiction except under circumstances that are reasonably designed to result in compliance with the applicable laws and regulations thereof.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has represented and agreed that it has not offered or sold, directly or indirectly, and will not, directly or indirectly, offer, sell or deliver, any of the notes in or from Canada or to any resident of Canada without the consent of MFC. Each underwriter has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by such underwriter.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter represents that it has not made and will not make an offer of the notes to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in the relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of notes may be made to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive (as defined below), if they have been implemented in that relevant member state:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive

•	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this notice, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to purchase the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto), and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement.

Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account of, any resident of Japan (including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The People’s Republic of China

This prospectus supplement and the prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the securities laws or other pertinent laws and regulations of the People’s Republic of China. This prospectus supplement and the prospectus shall not be offered to the general public if used within the People’s Republic of China, and the notes so offered cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China. Each underwriter has represented, warranted and agreed that the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

Singapore

This prospectus supplement and the prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, notes and units of shares and notes of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, notes and units of shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

South Korea

The notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the notes have been and will be offered in South Korea (“Korea”) as a private placement under the FSCMA. None of the notes may be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). For a period of one year from the issue date of the notes, any acquirer of the notes who was solicited to buy the notes in Korea is prohibited from transferring any of the notes to another person in any way other than as a whole to one transferee. Furthermore, the purchaser of the notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the notes.

Each underwriter has represented and agreed that it has not offered, sold or delivered the notes directly or indirectly, or offered or sold the notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea and will not offer, sell or deliver the notes directly or indirectly, or offer or sell the notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FSCMA, the FETL and other relevant laws and regulations of Korea.

Taiwan

The notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan.

United Kingdom

This prospectus supplement and the accompanying prospectus and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the “FSMA”)

that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such notes will be engaged only with, relevant persons.

This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter represents that, in connection with the distribution of the notes, it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such notes or any investments representing the notes in circumstances in which section 21(1) of the FSMA does not apply to us and that it has complied and will comply with all the applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

United States of America

The notes may not be acquired or held by any person who is an employee benefit plan or other plan or arrangement subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, or who is acting on behalf of or investing the assets of any such plan or arrangement, unless the acquisition and holding of the notes by such person will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

LEGAL MATTERS

The validity of the notes will be passed upon for MFC by Debevoise & Plimpton LLP, New York, New York. Certain legal matters relating to Canadian law will be passed upon for MFC by Torys LLP, Toronto, Ontario, Canada. In addition, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada is acting as U.S. counsel for the underwriters in this offering and McCarthy Tetrault LLP, Toronto, Ontario, Canada is acting as Canadian counsel for the underwriters in this offering. As of the date hereof, partners and associates of Torys LLP and Debevoise & Plimpton LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of MFC or any associates or affiliates of MFC.

AUDITORS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Toronto, Ontario, Canada.

Our consolidated financial statements as at December 31, 2016 and 2015 incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered chartered professional accountants, as indicated in their report dated February 9, 2017 and are incorporated herein in reliance upon such report given the authority of said firm as experts in accounting and auditing in giving said report.

Ernst & Young LLP has advised that they are independent with respect to MFC within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario), and as required by applicable Canadian Securities Laws. They are also independent public accountants with respect to MFC within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

WHERE YOU CAN FIND MORE INFORMATION

MFC has filed with the SEC, under the Securities Act of 1933, as amended, a registration statement on Form F-10 relating to various securities, including the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved.

MFC files annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that MFC files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that MFC has filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document MFC has filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada, are incorporated by reference in the prospectus and this prospectus supplement:

•	annual information form dated February 9, 2017 (except for the section of the annual information form entitled “Ratings”);

•	audited consolidated financial statements and the notes thereto for the years ended December 31, 2016 and 2015, together with the auditors’ report thereon;

•	management’s discussion and analysis for the audited consolidated financial statements referred to in the preceding paragraph; and

•	management proxy circular dated March 18, 2016 regarding our annual meeting of shareholders held on May 5, 2016.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution of notes shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement (except that any section of any annual information form entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference in the prospectus and this prospectus supplement). In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, in each case on or after the date of this prospectus supplement and prior to the termination of the distribution of notes, shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement and the registration statement of which they form a part, except (i) that any section of any annual information form, filed as an exhibit to an annual report on Form 40-F, entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference in the prospectus and this prospectus supplement and the registration statement of which they form a part) and (ii) that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this prospectus supplement or the prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

MFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files or furnishes reports and other information with or to the SEC. MFC’s recent SEC filings may be obtained over the internet at the SEC’s website at www.sec.gov. Prospective purchasers may also read and copy any document MFC files or furnishes with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective purchasers may call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 (Telephone: (416) 926-3000), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

December 17, 2015

Manulife Financial Corporation

US$5,000,000,000

Debt Securities

Class A Shares

Class B Shares

Class 1 Shares

Common Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities, collectively, Debt Securities; (ii) Class A Shares, Class B Shares and Class 1 Shares, collectively, the Preferred Shares; (iii) Common Shares; (iv) Subscription Receipts; (v) Warrants; (vi) Share Purchase Contracts; and (vii) Units comprised of one or more of the other securities described in this prospectus. The Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units, which we refer to collectively as the Securities, offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying prospectus supplement.

We may sell up to US$5,000,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies or currency units) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies or currency units) at any time and from time to time during the 25 month period that this prospectus, including any amendments thereto, remains valid.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in the applicable prospectus supplement and may include, where applicable: (i) in the case of the Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or the option of the holder, any exchange or conversion terms, any sinking fund payments and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at our option or the option of the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of Common Shares, the number of shares offered and the offering price; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Debt Securities, Preferred Shares or Common Shares, as the case may be, the currency in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (vi) in the case of Share Purchase Contracts, whether the Share Purchase Contracts obligate the holder thereof to purchase or sell Common Shares or Preferred Shares, as the case may be, and the nature and amount of each of those securities and any other specific terms; and (vii) in the case of Units, the designation and terms of the Units and of the securities comprising the Units, the currency in which the Units are issued and any other specific terms.

This prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Our head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles which follow International Financial Reporting Standards, which we refer to as IFRS. They are not comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult with your own tax adviser with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our directors and officers and certain of the experts named in this prospectus are Canadian residents, and a significant portion of our assets are located outside the United States.

Neither the United States Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.”

The outstanding Common Shares are currently listed on the Toronto Stock Exchange, the New York Stock Exchange, the Hong Kong Stock Exchange and the Philippines Stock Exchange, and the outstanding Class A Shares Series 2, Class A Shares Series 3, Class 1 Shares Series 3, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17 and Class 1 Shares Series 19 are listed on the Toronto Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, any Securities offered hereby will not be listed on any stock exchange.

The Securities may be sold through underwriters or dealers, directly by us pursuant to applicable statutory exemptions, or through designated agents from time to time. Each prospectus supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to us and, to the extent applicable, any fees payable to the underwriters, dealers or agents.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this prospectus and in the documents incorporated by reference herein, including the applicable prospectus supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

The Debt Securities will be direct unsecured obligations of MFC constituting senior or subordinated indebtedness, as identified in the relevant prospectus supplement, for the purposes of the Insurance Companies Act (Canada), which we refer to as the ICA, and will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act, which we refer to as the CDIC Act, or by the U.S. Federal Deposit Insurance Corporation, which we refer to as the FDIC.

PRESENTATION OF INFORMATION

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” and to “MLI” refer to Manulife Financial Corporation and The Manufacturers Life Insurance Company, respectively, not including their subsidiaries;

•	MFC and its subsidiaries, including MLI, are collectively referred to as Manulife; and

•	references to “us”, “we” and “our” refer to Manulife.

All references in this prospectus to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction. Unless otherwise indicated, all references in this prospectus to “$” or “dollars” are to Canadian dollars and all references to “US$” are to U.S. dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, MFC makes written and/or oral forward-looking statements, including in this prospectus and the documents incorporated by reference in this prospectus. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus include, but are not limited to, statements with respect to MFC’s possible or assumed future results set out under “Corporate Strategy”, “General Development of the Business”, and “Business Operations” in our most recent annual information form, which we refer to as our AIF, and in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report.

The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus also relate to, among other things, MFC’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although MFC believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including those described under “Key Planning Assumptions and Uncertainties” and elsewhere in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•	the factors identified in “Key Planning Assumptions and Uncertainties” in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report;

•	general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards applicable in any of the territories in which we operate;

•	changes in regulatory capital requirements applicable in any of the territories in which we operate;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of provisions against future tax assets;

•	the accuracy of estimates relating to morbidity, mortality and policyholder behaviour;

•	the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate assets to back our long-dated liabilities;

•	level of competition and consolidation;

•	our ability to market and distribute products through current and future distribution channels;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;

•	the realization of losses arising from the sale of investments classified as available-for-sale;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our non-North American operations;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the failure to realize some or all of the expected benefits of acquired businesses;

•	the disruption of or changes to key elements of Manulife’s systems or public infrastructure systems;

•	environmental concerns;

•	our ability to protect our intellectual property and exposure to claims of infringement; and

•	the inability of MFC and MLI to obtain cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus under “Risk Factors” as well as under “Risk Factors” in our AIF, under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent interim financial report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim financial reports, and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this prospectus or in the documents incorporated by reference in this prospectus are, unless otherwise indicated, stated as of the date thereof, hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada, are incorporated by reference in this prospectus:

•	AIF dated March 20, 2015;

•	audited annual consolidated financial statements and the notes thereto as at and for the years ended December 31, 2014 and 2013, together with the auditors’ report thereon;

•	management’s discussion and analysis for the audited annual consolidated financial statements referred to in the preceding item;

•	unaudited interim consolidated financial statements and the notes thereto as at and for the three and nine month periods ended September 30, 2015;

•	management’s discussion and analysis for the unaudited interim consolidated financial statements referred to in the preceding item; and

•	management proxy circular dated March 11, 2015 regarding our annual meeting of shareholders held on May 7, 2015.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus and any template version of marketing materials (each as defined in National Instrument 41-101 — General Prospectus Requirements) we file with Canadian securities regulatory authorities after the date of this prospectus and prior to the termination of the distribution of Securities under any prospectus supplement shall be deemed to be incorporated by reference in this prospectus. In addition, any similar documents filed by us with the Securities and Exchange Commission, which we refer to as the SEC, in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended, in each case after the date of this prospectus, shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part, except that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

When we file a new AIF and audited comparative consolidated financial statements and related management’s discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the following documents will be deemed no longer incorporated by reference in this prospectus for purposes of future offers and sales of Securities under this prospectus: any previous AIF, any previous audited annual consolidated financial statements and related management’s discussion and analysis and all unaudited interim consolidated financial statements and related management’s discussion and analysis, all material change reports filed prior to the commencement of MFC’s financial year in respect of which the new AIF is filed, and any information circular filed prior to the commencement of MFC’s financial year in respect of which MFC’s new AIF is filed.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended, which we refer to as the Securities Act, a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$5,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies or currency units). Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We file annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that we have filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

MFC is a corporation incorporated under and governed by the ICA. Most of our directors and officers, and certain of the experts named in this prospectus are Canadian residents, and a significant portion of our assets are located outside of the United States. It may be difficult for holders of securities to effect service within the United States upon our directors and officers and the experts named in this prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

MANULIFE FINANCIAL CORPORATION

MFC is a life insurance company incorporated under the ICA. MFC was incorporated on April 26, 1999 for the purpose of becoming the publicly traded holding company of MLI following its demutualization. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its Board of Directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became a wholly owned subsidiary of MFC.

We are a leading provider of financial protection and wealth management products and services in the markets in which we operate, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in Asia, Canada and the United States. We also provide investment management services with respect to our general fund assets, segregated fund assets, mutual funds, and to institutional customers. We also offer specialized property and aviation retrocession products.

As at September 30, 2015, Manulife had approximately 33,000 employees and operated in more than 20 countries and territories. Our business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. In addition, asset management services are provided by our Investment Division, operating as Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The external asset management business of the Investment Division and the property and casualty reinsurance business line are both reported under the Corporate and Other reporting segment.

CAPITALIZATION

The following table sets forth MFC’s share capital and consolidated indebtedness as of September 30, 2015 and should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus.

	(Unaudited) As of September 30, 2015 ($ in millions)
Long term debt	$1,829
Liabilities for preferred shares and capital instruments	6,681	(1)
Equity
Non-controlling interests	577
Participating policyholders’ equity	214
Shareholders’ equity
Preferred shares	2,693
Common shares	22,790
Contributed surplus	276
Shareholders’ retained earnings	8,517
Shareholders’ accumulated other comprehensive income (loss)	5,823

Total shareholders’ equity	$40,099

Total capitalization	$49,400	(1)

Notes:

(1)	Does not include $1,000,000,000 principal amount of MLI 3.181% fixed/floating subordinated debentures issued on November 20, 2015.

SHARE STRUCTURE

MFC’s authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class 1 Shares. As of November 30, 2015, MFC had issued and outstanding: approximately 1,972 million Common Shares; 14 million Class A Shares Series 2; 12 million Class A Shares Series 3; 8 million Class 1 Shares Series 3; 8 million Class 1 Shares Series 5; 10 million Class 1 Shares Series 7; 10 million Class 1 Shares Series 9; 8 million Class 1 Shares Series 11; 8 million Class 1 Shares Series 13; 8 million Class 1 Shares Series 15; 14 million Class 1 Shares Series 17; and 10 million Class 1 Shares Series 19. MFC has authorized but not issued Class 1 Shares Series 4; Class 1 Shares Series 6; Class 1 Shares Series 8; Class 1 Shares Series 10; Class 1 Shares Series 12; Class 1 Shares Series 14; Class 1 Shares Series 16; Class 1 Shares Series 18; and Class 1 Shares Series 20.

The following sets forth certain general terms and provisions of the Preferred Shares and Common Shares. For a full description of the terms and provisions, see MFC’s by-laws, which are available electronically at www.sedar.com and www.sec.gov. The particular terms and provisions of a series of Preferred Shares offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to those Preferred Shares, will be described in the prospectus supplement.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class 1 Shares, the Class 1 Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class 1 Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class 1 Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares as may be determined in the case of such series of Class 1 Shares.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of Financial Institutions (Canada), which we refer to as the Superintendent, of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Voting Rights of Preferred Shares

Except as referred to below or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC, and is entitled to one vote for each share held, except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertain to shareholders.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the prospectus supplement.

Senior Debt Securities will be issued in Canada under the trust indenture dated as of May 19, 2005, as supplemented from time to time, between MFC and CIBC Mellon Trust Company as trustee, or such other trust indenture as MFC may enter into in the future. Subordinated Debt Securities will be issued in Canada under a trust indenture MFC may enter into in the future with a financial institution authorized to carry on business as a trustee. Senior Debt Securities will be issued in the United States under the trust indenture dated as of September 17, 2010 between MFC and The Bank of New York Mellon as trustee. The indenture under which any Debt Securities are issued will be specified in the applicable prospectus supplement.

Priority

The Debt Securities will be senior or subordinated indebtedness of MFC as described in the relevant prospectus supplement. If the Debt Securities are senior indebtedness for purposes of the ICA, they will rank equally and rateably with all other unsecured indebtedness of MFC, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness for the purposes of the ICA, they will rank equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding. In the event of the insolvency or winding-up of MFC, the subordinated indebtedness of MFC, including the subordinated Debt Securities, will be subordinated and postponed in right of payment to the prior payment in full of: (i) all policy liabilities of MFC; and (ii) all other liabilities and indebtedness of MFC, other than indebtedness that, by its terms, ranks equally with or subordinate to such subordinated indebtedness.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of MFC. The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the FDIC.

MFC is a holding company that relies on dividends and interest payments from its insurance and other subsidiaries as the principal source of cash flow to meet its obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue.

MLI is MFC’s principal operating subsidiary. The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. and Asian insurance businesses.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should rely only on MFC’s assets for payments on the Debt Securities.

In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations. Limits on the ability of our insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

Terms of the Debt Securities

The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. You should refer to the applicable prospectus supplement for the specific terms and other information with respect to each series of Debt Securities, which may include the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the indenture under which such Debt Securities will be issued;

•	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	any applicable subordination provisions;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	any redemption term or terms under which such Debt Securities may be defeased;

•	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	the place or places where principal, premium and interest will be payable;

•	the amount of discount, if any, with which such Debt Securities will be issued;

•	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

•	the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global debt security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

•	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

•	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

•	governing law;

•	any exchange or conversion terms; and

•	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

Debt Securities may, at our option, be issued in fully registered form, in “book-entry only” form (the implications of which are discussed below) or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

We will summarize in the applicable prospectus supplement certain terms of the Debt Securities being offered thereby and the relevant indenture which we believe will be most important to your decision to invest in the Debt Securities being offered. You should keep in mind, however, that it is the indenture, as supplemented by any applicable supplemental indenture, and not this summary, which define your rights as a holder of Debt Securities. There may be other provisions in the indenture which are also important to you. You should read the indenture for a full description of the terms of the Debt Securities. See ‘‘Where You Can Find More Information’’ for information on how to obtain copies of the applicable indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. We may issue Subscription Receipts that may be exchanged by the holders thereof for Debt Securities, Preferred Shares or Common Shares upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in the prospectus supplement.

We may offer Subscription Receipts separately or together with Debt Securities, Preferred Shares or Common Shares, as the case may be. We will issue Subscription Receipts under a subscription receipt agreement.

Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

Any prospectus supplement for Subscription Receipts supplementing this prospectus will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•	any conditions to the exchange of Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be;

•	the number of Debt Securities, Preferred Shares or Common Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Debt Securities, Preferred Shares or Common Shares;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other specific terms.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the applicable prospectus supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares or other Securities. Warrants may be issued independently or together with Debt Securities, Preferred Shares or Common Shares or other Securities offered by any prospectus supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

Any prospectus supplement for Warrants supplementing this prospectus will contain the terms and other information with respect to the Warrants being offered thereby, including:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other specific terms.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions will be as indicated in the applicable prospectus supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The following sets forth certain general terms and provisions of the Share Purchase Contracts. We may issue Share Purchase Contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares or Preferred Shares, as applicable, at a future date or dates, and including by way of instalment.

The price per Common Share or Preferred Share, as applicable, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula contained in the Share Purchase Contracts. We may issue Share Purchase Contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

Any prospectus supplement for Share Purchase Contracts supplementing this prospectus will contain the terms and other information with respect to the Share Purchase Contracts being offered thereby, including:

•	whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as applicable, and the nature and amount of each of those Securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not or paid in instalments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Preferred Shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether such Share Purchase Contracts will be listed on any securities exchange;

•	whether the Share Purchase Contracts will be issued in fully registered or global form;

•	any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

•	any other specific terms.

The prospectus supplement will describe the terms of any Share Purchase Contracts. The preceding description and any description of Share Purchase Contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Share Purchase Contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such Share Purchase Contracts.

Share purchase contract certificates will be exchangeable for new share purchase contract certificates of different denominations at the office indicated in the prospectus supplement. In the case of Share Purchase Contracts which obligate the holders to purchase Securities from us, the holders will not have any of the rights of holders of the Securities to be purchased pursuant to the Share Purchase Contracts until the completion of the purchase of those Securities by the relevant holder in accordance with the terms of the Share Purchase Contract.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any prospectus supplement for Units supplementing this prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form;

•	any other specific terms.

The prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

ICA RESTRICTIONS AND APPROVALS

Under the ICA, MFC, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares or Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation or guidelines made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares or Common Shares, and no such direction to MFC has been made. In addition, MFC must provide at least 15 days’ prior notice to the Superintendent before paying any dividends.

CONSTRAINTS ON SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of our insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS

Pursuant to an agreement made between MFC, MLI, CIBC Mellon Trust Company and Manulife Financial Capital Trust II (a subsidiary of MLI), which we refer to as the Trust II, MFC and MLI have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I, which we refer to as the Trust II Notes, that, if an “Other Deferral Event” as defined in the applicable agreement occurs, MLI will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following the relevant Other Deferral Event date. An Other Deferral Event will occur if interest is not paid in full in cash on the Trust II Notes on any interest payment date or if MLI elects that holders of Trust II Notes invest interest payable on the Trust II Notes on any interest payment date in a new series of MLI Class 1 Shares. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

PLAN OF DISTRIBUTION

We may sell the Securities:

•	through underwriters or dealers;

•	directly to one or more purchasers pursuant to applicable statutory exemptions; or

•	through agents.

The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The prospectus supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser or through agents designated from time to time. Any agent involved in the offering and sale of the Securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general corporate funds. Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

RISK FACTORS

An investment in the Securities is subject to various risks, including those risks inherent in investing in a diversified financial institution. Before deciding whether to invest in the Securities, investors should carefully consider the risks relating to Manulife in the information incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement for a specific offering of Securities.

Prospective purchasers should consider the categories of risks identified and discussed under “Risk Factors” in our AIF, under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent interim financial report, in the “Risk Management” note to the consolidated financial statements in our most recent annual report and most recent interim financial report, and elsewhere in our filings with Canadian and U.S. securities regulatory authorities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; powers of attorney from directors and officers of MFC; the Senior Indenture between MFC and The Bank of New York Mellon, as trustee; and the Statement of Eligibility of The Bank of New York Mellon under the Trust Indenture Act of 1939 on Form T-1.

AGENT FOR SERVICE OF PROCESS

Richard B. DeWolfe, Luther S. Helms, Tsun-yan Hsieh, C. James Prieur, and Lesley D. Webster, whom we refer to collectively as the Non-Resident Directors, are directors of MFC who reside outside of Canada. The Non-Resident Directors have appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Richard B. DeWolfe Luther S. Helms Tsun-yan Hsieh C. James Prieur Lesley D. Webster	Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario, Canada M4W 1E5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PROSPECTUS SUPPLEMENT

Citigroup	J.P. Morgan	Morgan Stanley